Exhibit 1

OI S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) informs its shareholders and the market in general that Mr. Ricardo Reisen de Pinho tendered his resignation as member of the Board of Directors on this date for private reasons, pursuant to the resignation letter attached to this Notice.

The Company expresses its deepest appreciation to Mr. Ricardo Reisen de Pinho for his dedication during his office as member of the Board of Directors and recognizes the significant contributions and results achieved, in particular in the Company’s judicial reorganization process.

As a result of the vacancy of the office, the Board of Directors will timely address the appointment of a replacement, pursuant to article 150 of Law No. 6.404/76 and Clause 9.6 of the Judicial Reorganization Plan.

Rio de Janeiro, June 3, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer